UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2014

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐  No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 10.1 is the credit agreement relating to the previously-announced senior secured term loan B.

ITEM 2.	EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

10.1	Credit Agreement, dated as of February 21, 2014 and amended and restated as of June 26, 2014, among Seadrill Operating LP and Seadrill Partners Finco LLC, as Term Borrowers and Revolving Borrowers, Seadrill Capricorn Holdings LLC as a Revolving Borrower, Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent and the various lenders thereto.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-192053 AND 333-196286), ORIGINALLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2013 AND MAY 27, 2014, RESPECTIVELY.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: June 30, 2014	By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title: Chief Executive Officer

EXHIBITS INDEX

Exhibit No.	Description

10.1	Credit Agreement, dated as of February 21, 2014 and amended and restated as of June 26, 2014, among Seadrill Operating LP and Seadrill Partners Finco LLC, as Term Borrowers and Revolving Borrowers, Seadrill Capricorn Holdings LLC as a Revolving Borrower, Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent and the various lenders thereto.

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